                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   SCHEDULE 14D-1

                         Tender Offer Statement Pursuant to
                               Section 14(d)(1) of the
                           Securities Exchange Act of 1934
                                 (Amendment No.    )*

                              SYNTHETIC INDUSTRIES L.P.
                              (Name of Subject Company)

                               MERCER ACQUISITION LLC
                                      (Bidder)

                        UNITS OF LIMITED PARTNERSHIP INTEREST
                           (Title of Class of Securities)

                                   Not Applicable
                       (CUSIP Number of Class of Securities)

                                  Mark S. Britton
                              Connie R. Collingsworth
                             Preston Gates & Ellis LLP
                           701 Fifth Avenue, Suite 5000
                             Seattle, Washington 98104
                                   (206) 623-7580
       (Name, Address and Telephone Number of Persons Authorized to Receive
                  Notices and Communications on behalf of Bidder)

                             CALCULATION OF FILING FEE

              Transaction Valuation(1)            Amount of filing fee
                   $2,000,000.00                        $400.00

(1) For purposes of calculating the filing fee only. This calculation assumes the purchase of 40 Units at a purchase price of $50,000 per Unit in the partnership. The amount of the filing fee, calculated in accordance with Regulation 0-11 of the Securities and Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of units assumed to be purchased.

     / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:
               Form or Registration No.:  ___________________
               Filing Party:  _______________________________
               Date Filed:  _________________________________

NOTE: The remainder of this cover page is only to be completed if this Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of section 13(d) of the Securities Exchange Act of 1934. See General Instructions D, E, and F to Schedule 14D-1.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
 CUSIP No.:  Not applicable.
-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

           Mercer Acquisition LLC

 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           91-1768846
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [   ]
                                                              (b) [   ]
-------------------------------------------------------------------------------
 3    SEC USE ONLY
-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           WC
-------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(e) OR 2(f)                                                [   ]
-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Washington
-------------------------------------------------------------------------------
 7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           39.625 Units
-------------------------------------------------------------------------------
 8    CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES   [   ]
-------------------------------------------------------------------------------
 9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           4.95%
-------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON

           CO
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Synthetic Industries Limited Partnership, a limited partnership organized under the laws of the state of Delaware, and the address of its principal executive office is 309 LaFayette Road, Chickamauga, Georgia 30707.

     (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     This Schedule 14D-1 relates to a tender offer by Mercer Acquisition LLC, a Washington limited liability company ("Purchaser"), to purchase up to 40 Units of Limited Partnership Interests ("Units") of Synthetic Industries Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price of $50,000 per Unit, without interest, less (i) transfer fees in the amount of $3,750 per Unit, and (ii) the amount of any cash distributions declared or paid, including any cash return of capital, if any, with respect to the Units after May 4, 1999, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Agreement of Sale (which together constitute the "Offer"), which are attached to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. The Offer applies to whole and fractional Units. The purchase price and transfer fees for fractional Units will be adjusted according to the percentage of a full Unit represented by the fractional Unit. For example the purchase price of a 1/2 Unit will be $25,000 (1/2 x $50,000), less transfer fees of $1,875 (1/2 x 3,750) and less the amount of any cash distributions declared or paid with respect to the 1/2 Unit after May 4, 1999. The number of Units outstanding as of December 28, 1998 was 800.

     (c) The information set forth in the "Introduction" and Section 7 ("Purpose and Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

     There is no established trading market for the Units. In addition, the Partnership's Amended and Restated Limited Partnership Agreement dated November 11, 1986, as amended (the "Partnership Agreement") places restrictions on the transferability of Units. No transferee of all or any part of a Unit may be admitted to the Partnership as a limited partner ("Limited Partner") without the written consent of the Partnership's general partner ("Management L.P."), which consent may be withheld in the absolute discretion of Management L.P. The Partnership Agreement also provides that the transfer of the whole or any portion of a Unit shall not be effective to entitle the transferee to receive distributions of cash or other property from the Partnership applicable to the Unit acquired by reason of such transfer, unless Management L.P. consents in writing to such transfer. Purchaser is not aware of any bid quotations for the Units.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(d) and (g) The information set forth in the "Introduction," Section 10 ("Certain Information Concerning the Purchaser"), Section 11 ("Source and Amount of Funds") and Schedule 1 of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither the Purchaser, nor to the best of its knowledge, any of the managers or members listed in Schedule 1 of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a)  Not applicable.

     (b)  Not applicable.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in Section 11 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c)  Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(g) The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 8 ("Future Plans") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) The Purchaser beneficially owns 39.625 Units which represents approximately 4.95% of the outstanding Units. To the knowledge of the Purchaser, none of the Purchaser's managers or members owns any other Units.

     (b) Between April 13, 1998 and December 30, 1998, via three consecutive offer letters, the Purchaser purchased an aggregate of 39.625 Units, or 4.95% of the total Units outstanding, in the following amounts and prices: 5.75 Units for $80,000 per Unit, 26.875 Units for $60,000 per Unit and 7 Units for $50,000 per Unit. The investors who tendered their Units to the Purchaser for $60,000 and $50,000 per Unit paid all agency commissions associated with their respective sale.

     After acquiring the foregoing shares, the Purchaser was advised by legal counsel that it may have violated Regulation 14D as promulgated under the Securities Exchange Act of 1934. The Purchaser accordingly sent an offer of rescission to all investors who sold Units to the Purchaser, disclosing that the Purchaser may have violated the securities laws and setting forth the procedure for rescission. The offer of rescission remained open for 20 business days. No investors accepted the offer of rescission.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     Not applicable.

ITEM 8.  PERSONS RELATED, EMPLOYED OR TO BE COMPENSATED

     The Purchaser has retained D.F. King & Co. to answer questions and solicit responses to this Offer. The Purchaser has also retained Chase Manhattan Trust Company, National Association to act as a depositary for tendered Units.

     The information set forth in the "Introduction" and Section 14 ("Fees and Expenses") of the Offer to Purchase are incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

     (a)  Not applicable.

     (b) The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 13 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase are incorporated herein by reference.

     (c) The information set forth in Section 13 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d)  Not applicable.

     (e)  Not applicable.

     (f) Reference hereby is made to the Offer to Purchase and the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, which are incorporated in their entirety herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(1)    Offer to Purchase, dated May 4, 1999.
     (a)(2)    Agreement of Sale
     (b)-(e)   Not applicable.
     (f)       See Exhibits (a)(1) and (2).

                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 4, 1999                      MERCER ACQUISITION LLC

                                        /s/ Jennifer Sabelhaus
                                        --------------------------
                                        By: Jennifer Sabelhaus
                                        its  Manager


SEQUENTIAL
EXHIBIT NO.      DESCRIPTION
-----------      -----------
 (a)(1)          Offer to Purchase, dated May 4, 1999.

 (a)(2)          Agreement of Sale

 (b)             Not applicable.

 (c)             Not applicable.

 (d)             Not applicable.

 (e)             Not applicable.

 (f)             See Exhibits (a)(1) and (2).

                                       7